Exhibit 99.3

CERTIFICATE of QUALIFIED PERSON – D v Heerden

I, Daniel van Heerden, do hereby certify that:-
1.	I am a Director of Minxcon (Pty) Ltd Suite 5, Coldstream Office Park, 2 Coldstream Street, Little Falls, Roodepoort, South Africa
2.
I graduated with a B.Eng. (Mining) degree from the University of Pretoria in 1985 and an M.Comm. (Business Administration) degree from the Rand Afrikaans University in 1993. In addition, I obtained diplomas in Data Metrics from the University of South Africa and Advanced Development Programme from London Business School in 1989 and 1995, respectively. In 1989 I was awarded with a Mine Managers Certificate from the Department of Mineral and Energy Affairs.

3.
I have worked as a Mining Engineer for more than 28 years with my specialisation lying within Mineral Reserve and mine management. I have completed a number of Mineral Reserve estimations and mine plans pertaining to various commodities, including gold, using approaches described by the Canadian Code for reporting of Resources and Reserves - National Instrument 43-101 (Standards of Disclosure for Mineral Projects), Form 43- 101F1 and the Companion Policy Document 43-101CP (“NI43-101 ”).

4.
I am affiliated with the following professional associations, which meet all the attributes of a Professional Association or a Self-Regulatory Professional Association, as applicable (as those terms are defined in NI43- 101):-

Class	Professional Society	Year of Registration
Member	Association of Mine Managers of SA	1989
Fellow	South African Institute of Mining and Metallurgy (FSAIMM Reg. No. 37309)	1985
Professional Engineer	Engineering Council of South Africa (Pr.Eng. Reg. No. 20050318)	2005

5.
I am responsible for Items 1-3, 15-16, 18,21, 23-27 of the technical reporttitled “A Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe” prepared for Caledonia Mining Corporation with an effective date of 9 July 2015 (the “Report”).

6.
I have read the definition of “QualifiedPerson” set out in NI43-101 and certify that by reason of my education, affiliation with professional associations and past relevant work experience, I fulfil the requirements to be a Qualified Person for the purposes of the Report.

7.	I have read NI43-101 and the Report has been prepared in compliance withit.
8.	As of the effective date, to the best ofmy knowledge, information andbelief, the Report contains all scientific and technical information required to be disclosed to make the Report not misleading.
9.	The facts presented in the Report are, tothe best of my knowledge, correct.
10.	The analyses and conclusions presented in the Report are limited only by the reported forecasts and conditions.
11.
I have neither prior involvement, nor present or prospective interest in the subject property or asset and have no bias with respect to the assets that are the subject of the Report, or to the parties involved with the assignment.

12.	I am independent of the issuer. My compensation, employment or contractual relationship with the Commissioning Entity is not contingent on any aspect of the Report.
13.
I undertook a personal inspection of the property from 22 to 24 October 2014, and spent time at the mine, the treatment plant, the waste dumps, and the sample assay laboratory and data management section

Yours faithfully,

___________________________________________
D v HEERDEN
B Eng (Min.), MCom (Bus. Admin.)
Pr.Eng., FSAIMM, AMMSA
DIRECTOR, MINXCON
Date of Sign-off: 9 July 2015